May 6, 2005

Thomas L. Kempner
President and Chief Executive Officer
61 Broadway
New York, New York 10006

**Re:     Spartan Stores, Inc.**
　　　　**Preliminary Schedule 14A filed on April 27, 2005 by Loeb Partners Corporation**
　　　　**File No. 000-31127**

Dear Mr. Kempner:

　　　　We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

**Preliminary Proxy Statement**

**General**

1.　　　We note that you disclose on page 1 that Loeb is the beneficial owner of 1,493,559 shares of common stock of Spartan.  Please reconcile this disclosure with your security ownership disclosure in Annex A or advise.

## Voting Procedures

### How will my shares be voted?

2.      We note that if a proxy is submitted without instructions, your representatives will vote "for" the two Loeb nominees and will "abstain" with respect to other matters to be voted on at the annual meeting. We also note that submitting the gold proxy card will entitle your representatives to vote the shares in accordance with their discretionary authority on matters not described in this proxy statement. Please reconcile your statements or advise.

3.      As noted in comment 2 above, it appears that you plan to use discretionary authority on matters not described in this proxy that may arise at the 2005 annual meeting. Please advise whether you plan to revise your proxy card and the disclosure in your proxy statement to address the matters that will be presented in Spartan's 2005 proxy statement. In this regard, we remind you that discretionary authority is not available to Loeb for matters that are known a reasonable time before the solicitation.

4.      Please advise whether your proxy card will be revised to afford security holders an opportunity to vote for a Spartan nominee to fill the third board seat. See Rule 14a-4(d)(4) and SEC Release No. 34-31326. To the extent that Loeb does not intend to afford security holders an opportunity to vote for any of the Spartan nominees, please revise the proxy card and proxy statement to specifically state that security holders executing Loeb's proxy card will effectively be precluded from voting for a Spartan nominee to fill the third board seat. If you do not agree that security holders would be so disenfranchised, provide us with state law authority that would support a conclusion that security holders could validly execute the proxy card of Spartan and Loeb.

## Annex A

### Information Concerning Loeb and Other Participants in its Solicitation of Proxies

5. Please revise to definitively indicate that all of the Loeb Entities are deemed a participant, as it appears inappropriate to indicate that such persons "may be deemed" participants in this solicitation. In this regard, see Instruction 3 to Item 4 of Schedule 14A. Also, confirm that the preliminary proxy statement includes all Item 4(b) and 5 (b) information with respect to each participant. For example, it does not appear that you include the business address of Loeb or any of the Loeb Entities.

## Closing

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your preliminary Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers and Acquisitions